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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
February 10, 2022
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed November 18, 2021
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated November 24, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 2 to the Registration Statement on Form S-3 filed on the date hereof by the Registrant (the “Form S-3”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-3. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Resale Registration Statement on Form S-3 filed November 18, 2021

Prospectus summary, page 1

1.Please refer to prior comment 3 and clarify why the investment balance has not changed between the two reporting periods. Since the table is reflecting consolidating information, the Parent investments in the VIEs should be accounted for in a similar manner to the equity method of accounting. After the proper application of the equity method, please provide a roll-forward for the investment in your subsidiaries and VIEs.

The applicable disclosure in the Form S-3 has been added in response to the Staff’s comment. Please see page 9 of the Form S-3.

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February 10, 2022

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman

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